Contact

www.linkedin.com/in/justin-wang-48ba6a23 (LinkedIn)

Top Skills

Real Estate Transactions
Financial Modeling
Data Analysis

Certifications

Series 7
Series 63
CFA Level 1

Justin Wang

VP of Capital Markets
New York, New York, United States

Experience

Nada Inc.
VP of Capital Markets
March 2023 - Present (10 months)

Capital strategy and growth, structure optimization, asset financing

Landa
Acquisitions and Capital Markets Lead
January 2022 - January 2023 (1 year 1 month)
New York, New York, United States

Real estate acquisitions

Capital markets

Prospect Capital Management
Senior Associate
January 2015 - January 2022 (7 years 1 month)
New York City

Real estate acquisitions

Marketplace lending

Disruption Credit
Risk Manager
August 2013 - December 2014 (1 year 5 months)
New York City

Marketplace lending

Gleacher & Company
Vice President
June 2012 - July 2013 (1 year 2 months)
New York City

Societe Generale Corporate and Investment Banking - SGCIB
Hedge Fund Credit Analyst
October 2010 - December 2011 (1 year 3 months)

Credit Agricole CIB
Associate
April 2007 - June 2010 (3 years 3 months)

Education

Rutgers University

Bachelors, Financial Economics · (2001 - 2005)